Mammalz

Software Technology Entertainment Social Impact Animals

The first community-driven content platform for all things nature

COMMUNITY.MAMMALZ.COM SAN DIEGO CALIFORNIA





We started Mammalz to revolutionize the way the world communicates about and connects to nature. TV is old. YouTube, Facebook, and others are missing the thing that binds us together - a sense of community. Mammalz is a global, interactive community that unleashes the power of creativity to show you nature in ways that you've never experienced.

Rob Whitehair Co-Founder, CEO @ Mammalz

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Why you may want to support us...

1. 1,000+ nature enthusiasts became active content creators during beta.
2. 9x higher content Engagement Rate than our competitors.
3. Over $300,000 secured in prior investments.
4. Over 20% of our active users are on Mammalz daily for an average of one hour.
5. With a total addressable market of over 600 million nature enthusiasts, we have the potential to create an entirely new content economy.
6. We are revolutionizing the way you can make a meaningful impact during a time when nature needs us most.
7. We use three revenue models proven by industry disrupters like Twitch and Patreon.
8. We are enabling thousands of nature content creators to make a living doing what they love.
9. **$300,000** raised from prior investors
10. **$0** lifetime revenue
11. **1,000** users and customers
12. For Admins: Incorporated: false | Financials: Yes

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Rob Whitehair
Co-Founder, CEO
A veteran of both the nature media industry and the US Navy with over 20 years of success in crafting pitches, acquiring funding, and delivering wildlife content to millions. Rob's leadership and prowess make him the ideal captain of our ship.



Alexander Finden
Co-Founder, COO



Co-Founder, COO

Brilliant wildlife filmmaker and operational guru who turns chaos into order. Alex combines his experience exponentially scaling YouTube and Twitch communities with his acute knowledge of content trends to leave Mammalz' competitors in the dust.



Pam Voth

Head of Marketing

Industry giant marketing strategist turned wildlife filmmaker turned marketing strategist once again! Pam's high creativity combined with her consumer marketing expertise makes her a lethal growth strategist, perfect for leading her team at Mammalz.

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Why people love us



*Alex and Rob have a vision for Mammalz that needs to come to fruition. As a member of the science / natural history film industry, I think a democratized platform for this kind of content is something that's urgently needed. Millions of Americans and even more people around the world are passionate about nature, but aren't finding a place to express that in existing online communities, which have become politically toxic and heavily laden with advertising. I love that Alex and Rob are thinking creatively about new ways to engage people all over the world in science and nature. I would love to see Mammalz grow and become *the* go-to site on the web for science and nature media content,...* read more

Neil Losin

Friend

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Downloads

Mammalz Pitch Deck 2020 1M Wefunder.pdf

Mammalz: The New Way to Experience Nature

Through our common love for all things nature, we're empowering the world.


Welcome to Mammalz
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Mammalz
The new way to experience nature

It is 2020, the start of a new decade. Throughout the 2010s, the world woke up to the realities of climate change, extinction rates, and our **disconnect from nature**. The very technology that has connected and educated us for years (broadcast TV, streaming services, and social media) is now simultaneously disconnecting us and partitioning truth from reality, but it doesn't have to.

By utilizing revolutionary innovations in online socialization, media streaming, and data science and security, Mammalz is **reconnecting the world to nature** in the most fun way possible.

Welcome to Mammalz

We are reinventing the way the world connects with nature, the way scientists

communicate, and the way content creators make a living telling their stories.

Through our online content-sharing platform, anyone anywhere now has an equal opportunity to share stories in any media format, effectively monetize their content, and engage in real-time with their heroes and fans.



The beta versions of the Mammalz web and iOS applications

How We Make Money

Monetizing digital content has been a grand experiment of the last decade, something the nature media industry has not even attempted to solve for nature content creators, let alone for scientists and organizations seeking project funding. **We are taking inspiration** from platforms like Twitch, a live-streaming platform for video gamers, and Patreon to integrate revenue models that will not only make us money but truly democratize the way content creators, scientists, and organizations make a living. We are replacing content platforms like YouTube that are too general, have too high barriers to entry, and have too little profit share for their content creators. With a total addressable market of **600 million nature-fans**, we have the potential to create an entirely new content economy.


BEHIND THE CAMERA - THE FIREFOX GUARDIAN

Mammalz user Gunjan Menon @gunjunglebook, behind the scenes of her award-winning film "The Firefox Guardian"

At Mammalz, we will rely on three primary revenue models:

1) **Community Tipping**: Our first revenue model, which will be introduced using the funds from this campaign, will give our community of users the power to directly support their heroes. Content creators, scientists, and organizations can apply to receive tips from their fans in the form of Seeds, our in-app digital currency. Each time this currency is purchased, Mammalz will receive a service fee.

2) **Channel Subscriptions**: For our most dedicated content creators, Mammalz will become an "agent" through our creator partnership program. In return for a minimum content upload frequency and semi-exclusivity commitment, we will offer creators all of the tools and opportunities they will need to make a living producing nature content. One of these tools is a monthly subscription option specific to their channel. Fans of partnered creators can pay a subscription fee in return for perks like ad-free viewing and exclusive rewards. Mammalz takes a percentage of this subscription fee.

3) **Advertising**: As the Mammalz community scales in both size and engagement, we plan to start selling advertising opportunities to advertisers, particularly those in the nature and outdoors space. Because the Mammalz community is a niche audience, we anticipate being able to provide a higher return-on-investment (ROI) to those advertisers compared to more generalist content platforms like YouTube. We will start selling advertising

opportunities once we reach 500,000-1,000,000 users.



Revenue Sources
Subscription Fees
26.0%
Tipping Fees
12.0%
Advertising
62.0%

As shown above, advertising will likely become our most lucrative revenue model. However, our tipping and subscription models drive user engagement, which increases the value of our advertising opportunities. Between year 3-4, we project we'll become profitable.

Competitive Advantage

What gives us our competitive advantage is our combination of these revenue models, our content creator partnership services, and the niche, mission-driven nature of our platform. Content creators on YouTube have no access to personable "agents" or strategic services. In addition, the barrier to entry for content creators on YouTube is astronomical, and their share of revenue through advertising and tipping is minuscule compared to more niche platforms like Twitch. By providing monetization tools that have been proven to work in other community-based industries, personalized services from internal staff, and a platform with a niche audience and no creative restrictions, nature content creators will find **no better place to make a living** and achieve their personal missions than on Mammalz.



Ben Zino,
The Wild Report
"This level of communication about my content is such a nice change from YouTube."

Mammalz content creator Ben Zino @TheWildReport

As for our users, Mammalz is providing an interactive experience dedicated to our passions for all things nature. **We're not just talking wildlife** - Mammalz is for outdoor recreation, exploration, travel, science, conservation, and more. On no other platform is it easier to browse nature content of any type. Nowhere else can a user have such a valuable, engaging experience with a global community of like-minded nature enthusiasts and have the ability to directly support their fellow community members. Best of all, Mammalz users can discover entertainment with a clean conscience knowing not only that their data privacy exceeds current standards, but also that Mammalz **dedicates a percentage of all profits** toward improving the health of our natural world.

A Growing Disconnect

When Mammalz Co-founder Rob Whitehair started producing wildlife documentaries in the 1990s, nature on broadcast TV was at its peak - so much so that Animal Planet beat Discovery Channel in viewership. Millions of millennials grew up inspired by the storytellers of Rob's generation, including his Co-founder Alexander Finden.





Mammalz Co-founders Rob Whitehair (left) and Alexander Finden (right) on a tiger safari in India

Twenty years later, when Alex entered the nature media industry with hopes of inspiring the next generation, the opportunity had fizzled. Why? **Nobody was watching TV**, and the nature media industry had not evolved to monetize digital content. Now, Alex and thousands of others like him have no effective way of making a living telling stories about the natural world - but that's the least of our worries.

We're living in a time when the youngest generations are more disconnected from nature than any generation prior. Meanwhile, the natural world is struggling with more human-inflicted chaos than ever before. **Our world is burning** due to the effects of climate change. **Extinction rates are soaring** and the clock is ticking. Fortunately, there are millions of scientists, storytellers, and nature fanatics who care, including us, but we haven't had an effective platform to communicate with...

...until now.


Mammalz
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Sabrina Rodriguez
Back
2:47 / 3:12
So cool Angus! How is the snake so calm with you?
13 Comments
Ben Zino
This is incredible my man! Gorgeous snake, clear presentation, and quality facts. Were you doing research in Madagascar or there to see the wildlife?
Angus Hamilton
@TheWildReport thank you so much for those kind words! That means a lot! I was over in Madagascar for a little bit of both actually! Ranomafana, where this was taken, for research but then had time to travel and find whatever else I could!
Pam
I can really tell how much you like this snake. I am always surprised when I hear which snakes have live births. This one really is a beauty thanks for introducing us! @Life_Gone_Wild
Sabrina Rodriguez
I did not know they actually stop circulatory blood flow. That's crazy! Awesome videos!

Mammalz content creator Angus Hamilton @Life_gone_wild

Revolutionizing the Way We Communicate About Nature

Back in 2017, Rob and Alex met while working together to create a science communication workshop in Montana. Rob approached Alex with the idea, "What if we created a new media streaming platform, dedicated to nature, that had a social element?" Alex responded, naturally, with, "You know that live-streaming platform where people watch other people play video games?"


Live
Pam Voth, 2:10 PM
This is so cool! Where are you?
Sabrina Rodriguez, 2:13 PM
Live streaming underwater? Cutting edge!
Finish

Mammalz content creator Charlie Young @Ocean_Charlie

One year later, after many Post-Its lost their lives, the idea of Mammalz - the **"Twitch for Nature"** - was too promising to ignore. Not only could we help thousands of nature storytellers make a living doing what they love but we could also reconnect younger generations with the natural world, all while bridging the gap between science, content

creators, and the public. So, Rob and Alex traded their snow boots for flip-flops and moved to San Diego, California.

In January of 2019, Rob and Alex secured their **first round of investment** alongside their accelerator KiwiTech. With help from KiwiTech's development team, the first iteration of Mammalz was born: an app- and web-based media streaming and social platform dedicated to nature storytelling. Now, anyone, anywhere can create, share, and socialize about nature media of any type and any format. Phase One: Complete.



A collage of content from the global Mammalz community

Growing a Community

Since launching the Mammalz beta in September alongside a new team of community growth and marketing experts (shout out to Pam, Sabrina, and Stephen), the Mammalz community is **over 1,000 content creators and nature lovers strong**. From sharing lucky animal encounters to live-streaming primitive fire-making techniques, the community is rallying around all features of the platform with a hunger for more.


"I feel like home
in a platform
for all nature lovers."
Vlad Neag,
The Animal Enthusiast

Mammalz user Vlad Neag @animalenthusiast

Our **primary growth strategy** for scaling the Mammalz user base involves breaking our target market into supergroups - think birders, wolf lovers, rock climbers, scuba divers, wildlife photographers, etc. We determine where those supergroups are currently, who their leaders and storytellers are, and what types of content functionality they seek. Our community growth team then directly targets those leaders and storytellers, illustrates the advantages of Mammalz, and encourages them to bring their community members along as they transition.

One group this has worked very well for is herpers; people who love reptiles and amphibians. Herpers were frequenting YouTube for animal husbandry videos and Facebook for sharing herping events, outdoor techniques, conservation, and more. We acutely targeted their leaders and storytellers on both platforms during beta. Now, of our 200+ users who are **active daily**, *over 40* are herpers, most of whom joined Mammalz organically under the lead of storytellers like Ben Zino (@TheWildReport) and Dillon Jones (@Contemporary_Conservationist).





Herper and active Mammalz content contributor Dillon Jones (@Contemporary_Conservationist)

In addition to the skills of our community growth team, we have an **extensive advisory team** beside us who are committed to helping us succeed. We teamed up with producers from **National Geographic** and **BBC Nature**, software development team managers, successful tech entrepreneurs, and both creators and their managers from platforms like **Twitch** and **YouTube** to lend us the expertise and wisdom that each of our growth strategies is built on.

With our community and team of advisors alongside us, our next steps are to continue innovating with interactive media formats like live-streaming, integrating the first of our monetization features, and scaling the community with a launch on the App Store.

We need your help to get there.

Use of Funds

After our three months in beta, we have now proven that 1) our target market will develop into a highly-engaged community using our platform, and 2) content creators in the nature niche see more value in Mammalz than in other, more general media streaming platforms.

In preparing for our official launch of the Mammalz web and iOS applications, we'll need to continue refining the platform based on our feedback from beta and make sure we are ready for scale. To do so, we'll be hiring additional technical team members. Once we launch, our community growth and marketing team will need resources to attract new users and content creators through digital marketing, influencer marketing, PR, events, and more as well as resources to retain and engage our userbase through gamification and content creator services. Last, but certainly not least, we will develop and integrate the first of our revenue models: community tipping. At **$250,000**, we can achieve all of these goals and reach the benchmarks required to secure our next rounds of funding.


Use of Funds
App Development
18.0%
Wefunder Fee
7.0%
Personnel
18.0%
Operations
9.0%
Marketing
28.0%
Creator Services
20.0%

Breakdown of funds at the $1,070,000 maximum

Once we reach **$500,000**, the real fun begins. Through a project we call "Adventure Streamers", we will truly reinvent the way you experience nature. Imagine climbing a thousand-foot cliff, scuba diving over a coral reef, or capturing rare animal behaviors alongside your favorite content creators, all in real-time, from your own viewing device. Using mobile bonded-modem technology, we'll be providing solutions for our most engaging and exciting content creators to live-stream their adventures every week. Adventure Streamers will not only provide a unique selling point for Mammalz but also drive user growth, engagement, and revenue.

At our maximum goal of **$1,070,000**, we'll be able to bring the Mammalz experience to every device around the world by building a native Android application. To go global, we'll be doubling our marketing initiatives and creator services and funneling more resources into projects like Adventure Streamers. By scaling quickly and widely, we open ourselves to early-stage sponsorship opportunities that could greatly reduce our time to advertising revenue.

But Wait, There's More... PERKS!

In addition to helping us reach our goals and becoming a valued investor of the Mammalz

ecosystem, we want to immediately reward those who invest in our campaign with some nature-specific perks. **All of our perks help conserve wildlife and natural resources**.


© Pam Voth

Guests with a lucky encounter on the Botswana Mobile Safari

Perhaps our most exciting perk is something nearly every investor will receive: **a chance to win a trip of a lifetime for two**. Each investment below $25,000 will earn you tickets in a drawing for a trip to experience tigers in India, African wildlife in Botswana, or the coral reefs of Indonesia. **For every $250,000 we raise**, we'll be giving away a trip for two of your choice to one lucky winner. Click here for the terms of the giveaway.


$5K
Signed Wild Propaganda Poster
25 Trip Raffle Tickets
One signed Wild Propaganda Poster by
Rob Whitehair, Artist & Mammalz CEO/Co-founder


$10K
Limited Edition Art Print
25 Trip Raffle Tickets
Signed "Ash and Dust" by Rob Whitehair,
Artist & Mammalz CEO/Co-Founder


$25K
Whale Watching in Baja
Two Seats on Mammalz Community Group
Whale Watching in Baja, Mexico
*Limited Availability (4 pairs)


$50K
India Tiger Safari
7-Day Private Tiger Safari for Two
People to Ranthambhore National Park, India


$75K
Raja Ampat Live Aboard
7-Night Live Aboard Scuba Diving Trip
on the Raja Ampat Aggressor in
Indonesia for Two People


$100K
Botswana Mobile Safari
11-Day Botswana Mobile
Group Safari for Two People


$250K
Botswana VIP Safari
7-day VIP Luxury Botswana Safari for Two People
+Private Dinner for Two in San Diego with
Mammalz Executive Team Prepared by Personal Chef

Going Beyond the Communication Gap

Once we've successfully centralized a global community of nature lovers, democratized nature content monetization, and revolutionized the way we communicate about nature, we have no intention of stopping.

Using the millions of photos, videos, comments, discussions, and other relevant data contributed to Mammalz, we will **transform our community into citizen scientists**. With innovations in data science, we will take bounding leaps toward more effectively conserving threatened species, craft educational, augmented experiences of the natural world, and even help put a stop to wildlife trafficking. The first step is creating an engaged community with a mission, and we're already on our way.


BlueTech Week | The Applications of Mammalz in SciComm
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Fall in Love with Nature All Over Again

Become a champion of the natural world by joining the Mammalz community as an owner of the company. Together, we can reconnect the world to nature, because after all, **we are Mammalz**.


Join Mammalz Today!
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Investor Q&A

– COLLAPSE ALL

What does your company do?

We are changing the way the world connects with nature, the way scientists communicate, and the way content creators make a living by telling stories. Through our online content-sharing platform, anyone anywhere now has an equal opportunity to share stories in any media format, effectively monetize their content, and engage in real-time with their heroes and fans. We are Mammalz, and we're on a mission to advance the relationship between humans and the natural world in the most fun way possible.

Where will your company be in 5 years?

In five years, we hope to have successfully fused the communication gap between content creators, scientists, and the public. We hope to have democratized the way creators, organizations, and innovators raise funds. Now what? With our community of millions of nature lovers and their content comes millions of vital data points we can use to help solve the natural world's greatest threats. From disrupting wildlife trafficking to inventing AR experiences in nature, we'll never stop innovating.

Why did you choose this idea?

We started Mammalz to revolutionize the way the world communicates about and connects to nature. TV is old. YouTube, Facebook, and others are missing the thing that binds us together - a sense of community. Mammalz is a global, interactive community that unleashes the power of creativity to show you nature in ways that you've never experienced.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Throughout the last two decades, television has descended from the primary way we find entertainment to an antiquated medium. Social media has evolved from a communication experiment to an instantaneous, global platform for sharing our lives through media of any type, but not without its flaws. People are waking up to the realities of climate change and extinction rates, yet our trust in social media is at an all-time low. We need a solution that moves nature communication into 2020. We need a community-based, trustworthy platform for sharing stories from diverse voices in an interactive way. Now, with recent innovations in live-streaming, digital monetization, and data security, we can build the solution, the platform, and the community.

How far along are you? What's your biggest obstacle?

After securing our first round of investment in January, we and our development team built a minimum version of the Mammalz platform. Since September, that platform has been available in beta on the web and iOS. We are now preparing to launch on the App Store with our first monetization feature, added live-streaming functionality, and a backend ready to scale. Our biggest obstacle is finding the resources to fuel our data hosting servers and continually hire experts into our team as our community scales with high engagement.

Who competes with you? What do you understand that they don't?

While one might assume we are competing with other nature media companies like Nat Geo or Discovery, those companies are actually future content partners of ours. Our true competitors are other media streaming and social platforms like YouTube, Twitch, or Facebook. As a nature content consumer, finding high-quality, trustworthy content on YouTube and Facebook is challenging. As a nature content creator, the tools on Twitch are more lucrative than those on YouTube and Facebook, but Twitch cannot shift focus away from video gaming and is limited to live-streaming. We are applying the Twitch model to our own niche community with limitless functionality to empower both nature content creators and consumers under one mission.

How will you make money?

We have several proven revenue models that will be implemented at different phases of growth. We will start with a digital currency. Any user can purchase this currency and use it to tip content creators, scientists, and organizations through the Mammalz platform. With each purchase of this currency, we take a service fee. As our community grows, we'll introduce an option for users to subscribe to an individual content creator's channel in return for ad-free viewing and exclusive perks. Mammalz will take a share of each subscription fee. Once our community reaches a size attractive to advertising partners, we'll integrate advertising across the platform, create sponsored content, and give our content creators sub-licensing opportunities.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

As we continue growing Mammalz, our biggest risks are poor community retention and/or a new competitor in the same niche space. We know there is no team that better understands our industry's challenges and opportunities than our team at Mammalz. To maintain retention and outsmart our competitors, we need to prioritize tools and methods that will drive community engagement and exceed all other content creator services.